

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

<u>Via E-mail</u>
Mr. Deukgyun Oh
President, Chief Executive Officer and Chief Financial Officer
American Life Holding Company, Inc.
16 Okin Dong Cheongro Gu
Seoul, South Korea

      Re: American Life Holding Company, Inc.
              Form 10-Q for the Quarter Ended June 30, 2011
              Filed on August 15, 2011
              File No. 000-50196

Dear Mr. Oh:

      We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Gus Rodriguez

                      Gus Rodriguez
                      Accounting Branch Chief